Filed by Great Lakes Chemical Corporation

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14-a12 of

the Securities Exchange Act of 1934

Subject Company: Great Lakes Chemical Corporation

Commission File No – 001-06450

The following materials were used in connection with a conference call for Great Lakes Chemical Corporation leadership on March 9, 2005.

Communication Toolkit: Proposed Merger with Crompton

Communication is not merely the dissemination of information, it’s the process of converting information, ideas, and direction into knowledge, understanding, and action.

A Toolkit for Great Lakes Leadership

To provide the structure, instruction, and tips necessary for each leader to effectively communicate the corporation’s key messages to the people of Great Lakes.

•	Press Release
•	Message from John Gallagher
•	Message from Crompton CEO
•	Talking Points for use with Employees
•	Frequently Asked Questions

FOR INTERNAL DISCUSSION PURPOSES ONLY. DO NOT DISTRIBUTE.	© March 2005

Document:  Press Release

Timing:  March 9, 2005 – 6:00 am EST

NEWS

CONTACTS:

Crompton			Great Lakes
Investors:	William Kuser	(203) 573-2213	Investors:	Paul Britton	(317) 715-3027
Media:	Mary Ann Dunnell	(203) 573-3034	Media:	Wendy Chance	(317) 715-3027

CROMPTON CORPORATION AND GREAT LAKES CHEMICAL CORPORATION
ANNOUNCE MERGER TO CREATE MAJOR NEW SPECIALTY CHEMICALS COMPANY

— Stock-for-Stock Transaction Valued at $1.8 Billion —

— Creates Third Largest U.S. Specialty Chemicals Company —

I.                                         —Company to Have Leading Positions in Multiple High-Value Niches —

— Accretive to EPS Beginning in 2006  —

— Experienced Management Team to be Led by Crompton

Chairman and CEO Robert L. Wood —

Middlebury, CT and Indianapolis, IN, March 9, 2005 –Crompton Corporation (NYSE: CK) and Great Lakes Chemical Corporation (NYSE: GLK) announced today that they have entered into a definitive merger agreement for an all-stock merger transaction, which will create the third-largest publicly traded U.S. specialty chemicals company.  The new company will have combined pro forma 2004 revenues of more than $4.1 billion and a market capitalization of nearly $3.2 billion.   It will hold leading positions in high-value specialty chemical niche businesses including plastics additives, petroleum additives, flame retardants and pool chemicals.  Additionally, the combined company will maintain strong positions in castable urethanes and crop protection chemicals.

Under terms of the agreement, which has been unanimously supported by the boards of directors of both companies, Great Lakes shareholders will receive 2.2232 shares of Crompton common stock for each share of Great Lakes common stock they hold.  The transaction is expected to be tax-free to Great Lakes’ shareholders.  The exchange ratio represents a 10.1% premium over Great Lakes’ closing share price on March 8, 2005, and equates to $29.92 per Great Lakes share.  Based on the March 8th price, the transaction is valued at $1.8 billion, including approximately $250 million of Great Lakes net debt and minority interest.

The new company will be owned 51 percent by Crompton shareholders and 49 percent by Great Lakes shareholders on a fully diluted basis.  Robert L. Wood, currently chairman, president and CEO of Crompton, will serve in those capacities for the combined company, which will be headquartered in Middlebury, Connecticut.  In addition to Robert L. Wood, the board of directors will have five directors from each side, for a total of eleven directors.   The new company expects to maintain Crompton’s existing cash dividend level of $.05 per quarter.

“This combination represents an excellent strategic fit between two companies with complementary business portfolios and will create a company with a strong financial profile,” said Robert L. Wood, chairman, president and CEO of Crompton.  “It takes us a long way towards our goal of holding leading global positions in true value-added specialty chemicals businesses.  In addition to significant operating synergies, we immediately gain greater geographic reach in plastics additives.  Building on the increasing profitability of both companies, we see an opportunity with these solid platforms to accelerate our momentum in delivering higher earnings and stronger cash flow.

“Leveraging our recent experience at Crompton, we will execute a well planned, disciplined and comprehensive integration program and expect recurring annual cost savings of $90 million - $100 million, to be achieved in most part by 2006.  The combined company will be well capitalized, and will have sufficient liquidity to execute on its business plan,” said Wood.

“We believe this merger provides immediate value creation for our shareholders through the upfront premium and significant synergy opportunities to be realized over the next 18 months,” said John J. Gallagher, III, acting CEO of Great Lakes.  “Further, by combining with Crompton, we create a leading global specialty chemicals company with a portfolio of businesses capable of delivering long-term shareholder value.  This transaction will result in a company that is stronger and better positioned.  The combination creates options and flexibility that operating as two separate companies would not provide.”

The transaction is expected to be accretive to the combined company’s 2006 earnings per share and cash flow per share.  In addition to significant cost synergies, the combined company expects to realize cash flow benefits related to utilization of Crompton’s net operating losses.  One-time pre-tax closing costs are expected to be approximately $35 million - $40 million.  The combined company also expects to incur one-time pre-tax integration costs of approximately $90 million - $100 million.

In addition to Robert L. Wood as chairman and CEO, Karen Osar will serve as CFO, Robert Weiner will head Supply Chain Operations, and Gregory McDaniel, Crompton’s senior vice president, Strategy and New Business Development, will lead the integration activities.  Myles Odaniell will head the combined company’s Specialty Chemicals segment, Marcus Meadows-Smith will head Crop Protection and Great Lakes’ Kevin Dunn will head Consumer Products for the combined company.  Other management positions will be filled through the integration process, utilizing personnel from both companies.

The transaction, which is expected to close by mid-year, is subject to regulatory approvals, approval by shareholders of both companies and other customary conditions.  Morgan Stanley and Citigroup Global Markets Inc. acted as financial advisors to Crompton on this transaction and Merrill Lynch & Co. acted as financial advisor to Great Lakes.

In 2004, Crompton had total revenue of approximately $2.55 billion and a net loss of $34.6 million.  Great Lakes had total revenue of $1.6 billion and net income of $62.9 million in the same period.  At December 31, 2004, Crompton and Great Lakes had 4,800 and 3,700 employees, respectively.

Conference Call Scheduled Today to Discuss Transaction

The parties will hold a joint conference call at 8:30 a.m. Eastern time on Wednesday, March 9.  To access the call, dial (480) 629-9556.  Live audio and informational slides are available on Crompton’s and Great Lakes’ investor relations pages at www.cromptoncorp.com and www.greatlakes.com.  Replay of the conference call will be available for two weeks beginning at 12:00 p.m., Wednesday, March 9, by calling (320) 365-3844, access code 773990.

About Crompton

Crompton Corporation, with annual sales of $2.55 billion, is a producer and marketer of specialty chemicals and polymer products and equipment. Additional information concerning Crompton Corporation is available at www.cromptoncorp.com.

About Great Lakes

Great Lakes Chemical Corporation is the world’s leading producer of certain specialty chemicals for such applications as water treatment, household cleaners, flame retardants, polymer stabilizers, fire suppressants, and performance products. The stock of the company is traded on the New York Stock Exchange.

NOTE TO INVESTORS

CROMPTON and GREAT LAKES will file a proxy statement/prospectus and other documents regarding the proposed merger described in this communication with the Securities and Exchange Commission.  Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about CROMPTON and GREAT LAKES and the proposed transaction.  A definitive proxy statement/prospectus will be sent to security holders of CROMPTON and GREAT LAKES seeking their approval of the transaction.  Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by CROMPTON and GREAT LAKES with the SEC at the SEC’s web site at www.sec.gov.  The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to CROMPTON, 199 Benson Road, Middlebury, CT  06749, attention Investor Relations, Telephone:  (203) 573-2163 or GREAT LAKES, 9025 North River Road, Suite 400, Indianapolis, IN  46240, attention Investor Relations, Telephone:  (317) 715-3027.

CROMPTON and GREAT LAKES and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CROMPTON and GREAT LAKES in connection with the merger.  Information about CROMPTON and GREAT LAKES and their respective directors and officers can be found in CROMPTON’s and GREAT LAKES’s respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC.  Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

###

Forward-Looking Statements

Crompton and Great Lakes caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking information includes, but is not limited to, statements about the benefits of the business combination of Crompton and Great Lakes, including future financial and operating results, the combined companies’ plans, objectives, expectations and intentions and other statements that are not historical facts.  The following factors, among others, could cause actual results to differ from those included in the forward-looking information:  the risk that the businesses will not be integrated successfully; the risk that the cost savings and other synergies from the transaction may not be fully realized or take longer to realize than anticipated; the inability to achieve cash flow synergies; disruption from the transaction that makes it more difficult to maintain relationships with employees, customers or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain regulatory approval of the transaction on the proposed terms and schedule; and the failure of the stockholders of either Crompton or Great Lakes to approve the transaction.

Document:  Announcement to Great Lakes Employees Worldwide (via e-mail)

Timing:  March 9, 2005 – 7:00 am EST

SUBJ:  Great Lakes to Merge with Crompton Corporation

TO:  Great Lakes Employees

FR:  John Gallagher, CEO

I am excited to announce that Great Lakes has signed an agreement to merge with Crompton Corporation. We’ll double our size to become the third-largest publicly traded specialty chemical company in the United States. The deal will close mid-year pending shareholder approval.

You might be wondering why we are undertaking this transaction now, when Great Lakes has just undergone so many changes to reposition our company for sustainable growth by focusing on our core businesses—industrial performance products and consumer products. We believe this merger provides immediate value creation for our shareholders through the up-front premium and synergies to be realized over the next 18 months. Further, we have the opportunity to create a leading global specialty chemicals company with a portfolio of businesses capable of delivering long-term shareholder value.

Because competition in the chemical industry is fierce, there has been a trend toward consolidation. This transaction will result in a company that is stronger and better-positioned in the marketplace. The combination creates options and flexibility that operating as two separate companies would not provide.

We will expand our global presence and achieve greater cost savings as we realize production and other efficiencies and share technologies to the benefit of customers.

This merger is only possible due to your determination in providing our customers with excellent service and solutions, lowering costs, increasing productivity and operating our plants and facilities in a safe and efficient manner. You should be proud of the hard work we’ve put in over the past few years to make our company an attractive partner.

We will begin developing an integration plan to bring both companies together as one. Building this new company is a shared effort and your active participation in the integration process will be instrumental in making us the best specialty chemical company in the world.

The new company is expected to be initially known as Crompton Corporation (although other options will be explored) and the new name will be confirmed after closing. Our new company will be led by Bob Wood, Crompton’s current chairman & CEO. The Board of Directors will be comprised of five current directors from Great Lakes and five directors from Crompton, with Bob Wood as chairman.

(see next page for message from Crompton CEO)

Robert L. Wood
Chairman &
Chief Executive Officer

March 8, 2005

Dear Great Lakes Employees:

On behalf of all of Crompton Corporation, I want to take this opportunity to say that we are pleased and excited at the prospect of our two companies’ coming together to form the third-largest specialty chemicals company in the United States.

I know that with our combined skills and drive, we can achieve the vision of becoming the world’s best specialty chemicals company.

This transaction is a great opportunity.  It comes at a time when each of our companies is at a decisive point in determining the next steps to take for our future.  We believe that this step will lead to great success.

We will be merging two companies with complementary product and business portfolios, resulting in a company with a true specialty chemicals portfolio with significant growth potential.  Each of our companies is a world leader in several product areas, including plastics additives, petroleum additives, brominated performance products, pool chemicals and crop protection.  I think this is an impressive list, and that when we combine our companies and share our expertise and technologies, we will add to that list.

Over the next several months, various transition teams will determine the most effective and efficient way to form a new company with its own culture and values.  The new company’s headquarters will be in Middlebury, Connecticut.  Decisions about facilities and a new corporate structure will be forthcoming.

Part of Crompton’s corporate vision is to be a great place for employees to work and have successful careers, and that vision will extend to our new company.  I want employees to be happy to come to work every day and to leave every day with a sense of accomplishment.  As a larger company, we will be able to offer more career opportunities.

I anticipate that the talents and expertise you bring to our new company will play a major role in enabling us to achieve our vision to be the best.

I look forward to working with you when this transaction is completed mid-year.

Sincerely,

Bob

Talking Points for Managers

•        This merger with Crompton is an exciting development for us with great possibilities.

•        Each company has leading positions in several global product areas, and both have several very good businesses with great potential.

•        Many of our businesses and products complement each other, so our combined company will offer a more complete portfolio of products.

•        This transaction will create the third-largest specialty chemicals company in the United States.

•        The best thing we can do is stay focused on the business during this time of transition. Achieving 2005 business objectives will add more value to the companies than the anticipated synergies. We must stay focused on our financial commitments to be successful.

•        We will have more opportunities for growth and, as a larger company, more career opportunities for employees.

•        At this point in time, we don’t know for sure exactly how the larger company will be structured so I can’t answer any questions about jobs.

•        An extensive analysis is being conducted to determine how to structure the new company and management hopes to have the results when this transaction closes mid-year.

•        We have our jobs to do, and our customers expect top performance from top people.

•        I have no doubt that you will continue to carry on and demonstrate our commitment to innovation and our customer focus.

Frequently Asked Questions

1.              What is the announcement?

Crompton and Great Lakes have signed a definitive agreement to merge—upon closing we will create the third-largest specialty chemicals company in the United States.

2.              Why was the decision made to merge the companies?

•                  By combining our companies, we double our size, making us the third-largest specialty chemical company and providing us with greater flexibility to grow profitably.

•                  We will benefit from a variety of synergies, including increased revenue growth (from $1.6 billion as Great Lakes alone to $4.15 billion as a combined company) and cost savings (estimated at $90 million to $100 million annually), and we’ll be a leading player in global plastics additives.

3.              What name will the company operate under? When?

The combined companies are expected to be initially known as Crompton Corporation (although other options will be considered) and the new name will be confirmed once the merger is complete at mid-year. It is our Board of Directors’ desire to explore a new name for the combined company and Crompton’s CEO will undertake this exercise. Until the proposed merger has closed, we’ll continue to operate as Great Lakes Chemical Corporation.

4.               When will the deal be completed?

The deal is expected to close mid-year, pending shareholder approval.

5.              How will the two companies be integrated?

Over the next several months, various transition teams will determine the most effective and efficient way to bring the company together. Many details, including exact structure, will be refined after closing. Rick Kinsley, our SVP of human resources and communications, will be leading the integration team along with Greg McDaniel from Crompton.

6.               What happens next?

We will be filing financial documents with the Securities and Exchange Commission (SEC) and various governmental anti-trust authorities for approval. The transaction is then subject to shareholder approval. During this time, both companies will be working diligently to ensure a smooth transition on the closing date.

7.              Why are we doing this transaction now?

•        We believe this proposed merger provides immediate value creation for our shareholders through the upfront premium and synergies to be realized over the next 18 months. By combining with Crompton, we have the opportunity to create a larger global specialty chemicals company with a portfolio of businesses capable of delivering long-term shareholder value.

•        This transaction will result in a company that is stronger and better-positioned and creates options and flexibility that operating as two separate companies would not provide.

8.              How does merging with Crompton make us a stronger company going forward?

•        The competition in the chemical industry is extremely fierce, and times have been very difficult over the past few years. This transaction will result in a company that is stronger and better-positioned than the two separate companies. We will be able to achieve more economies of scale and more efficiencies as one company.

•        Our companies complement one another in several ways. For example, Great Lakes will add flame retardants, antioxidants and light stabilizers to make the combined company’s plastics additives portfolio more extensive and complete.  Several other products and businesses provide similar opportunities.

•        Each company is a world leader in several product areas, including:

•                  Plastics additives

•                  Petroleum additives

•                  Brominated performance products

•                  Pool chemicals

•                  Crop protection

•        With this transaction, we will become the third-largest specialty chemicals company in the United States (behind Rohm & Haas and Engelhard).

9.              What are the terms of the transaction?

The transaction will done 100 percent, stock for stock at a 2.2232 Crompton / Great Lakes exchange ratio. Pro forma ownership of the company will be 51 percent Crompton and 49 percent Great Lakes.

10.       Where will the headquarters be located?

The new company’s headquarters will be in Middlebury, Connecticut where Crompton’s headquarters are currently located.

11.       What will happen to the Great Lakes headquarters in Indianapolis? Other locations?

•        Once the proposed merger has closed, the headquarters of the new company will be in Middlebury, Connecticut. It is likely the Indianapolis office would close, although no definitive timing has been established yet.

•        Regarding other Great Lakes or Crompton locations, that will be determined as we work through how best to bring our companies together under one structure.

12.       Who is Crompton?

Crompton is very similar to Great Lakes in that it is a leading global producer and marketer of specialty chemicals and polymer products for construction, transportation, industrial, personal-care, packaging and other applications. Crompton sells products in more than 100 countries and had 2004 sales of $2.5 billion.

You can find out more by going to Crompton’s Web site at www.cromptoncorp.com.

13.       Where is Crompton located?

Crompton’s headquarters is in Middlebury, Connecticut. The company has more than 30 manufacturing facilities and has laboratories and sales offices worldwide.

14.       How is Crompton structured?

Crompton is organized into two main global business divisions:

Specialty Chemicals, which includes plastics additives, petroleum additives, rubber chemicals, urethanes, urethane polymers and EPDM (synthetic rubber).

Crop Protection, which includes miticides, seed treatment, plant growth regulants, insecticides and herbicides formulated for specific crops and the specific growing conditions of particular geographic regions.

15.       Will there be layoffs?

Over the next several months, the organization structure will be reviewed to determine the optimum staffing to support the combined business, however the merger is built upon synergies that exist.

16.       If layoffs occur will there be a severance package? Am I able to volunteer for severance?

A severance package will be offered, however, it’s just too early to know what that package might be.

17.       How many layoffs might there be?

We will begin an assessment of how the companies will be integrated, which includes determining optimum staffing levels going forward. Day-to-day integration activities will be led by Greg McDaniel (SVP of strategy and new business development at Crompton) and Rick Kinsley (SVP of human resources and communications at Great Lakes). We are committed to keeping you informed and will share information as it becomes available.

18.       Each company has positions that are duplicated when the companies come together.  If there are two people doing the same job, how will it be determined who gets to keep the job?

These details will be available once the company structure is determined, which could take several months. However, you should know that we will be following a defined process. We are committed to building our new company with the best of the best. And, we’ll keep you informed as decisions are made.

19.       Will our benefits change?

Benefits for employees of the combined companies will be determined during the integration process; however, you will be provided with benefits that are similar to those provided to Crompton employees. Currently, Crompton has a benefit plan very similar to the one offered by Great Lakes.

20.       Will any Great Lakes employees be asked to relocate?

It is possible that some Great Lakes employees may be asked to relocate once we are able to determine the optimum organization structure for the business.

21.       Will the company provide relocation assistance if employees are asked to move?

Anyone who is asked to relocate will be provided a comprehensive package of relocation benefits to support them and their families with the move.

22.       What changes will occur in management?

•        Any management changes will be determined by the integration process.

•        Crompton’s current chairman and CEO, Bob Wood, will lead the combined company and his direct reports will remain in their current roles. Kevin Dunn, executive vice president of Great Lakes’ Consumer Products business unit will join Bob Wood’s leadership team.

•        Our Industrial Performance Products businesses will report under Crompton’s Specialty Products business unit.

23.       Where does the Great Lakes management team fit in?

That will be determined by the integration process and will be communicated separately.

24.       What happens to our customers?

•                  We will continue to provide our customers with the excellent service they have come to expect from Great Lakes. Once the merger is complete, our customers will benefit from a broader, deeper product line.

•                  An external announcement has been made regarding the proposed merger and letters have been sent to all customers making them aware of our plans.

25.       How and when will we receive updates on the merger?

You will continue to receive updates from your leadership team, as well as via the Great Lakes intranet, CONNECTIONS. Updates will be made only as decisions are finalized. We will not speculate as to what might happen. Information will only be shared when it is fact.

26.       When can I trade in Great Lakes stock?

All employees, with the exception of officers, or direct reports to the CEC, are free to trade in stock now that the merger has been publicly announced. This includes trades of Great Lakes stock in the 401(k) plan.

Officers and direct reports to the CEC will be advised separately by Jeff Lipshaw, our general counsel, as their trading restrictions.

NOTE TO INVESTORS

This filing may be deemed to be solicitation material in respect of the proposed merger of Great Lakes and Crompton.

Great Lakes and Crompton will file a proxy statement/prospectus and other documents regarding the proposed merger described in this communication with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Great Lakes and Crompton and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Great Lakes and Crompton seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Great Lakes and Crompton with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to GREAT LAKES, 9025 North River Road, Suite 400, Indianapolis, IN 46240, attention Investor Relations, Telephone: (317) 715-3027 or CROMPTON, 199 Benson Road, Middlebury, CT 06749, attention Investor Relations, Telephone: (203) 573-2163.

Great Lakes and Crompton and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Great Lakes and Crompton in connection with the merger. Information about Great Lakes and Crompton and their respective directors and officers can be found in Great Lakes’ and Crompton’s respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

Crompton and Great Lakes caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking information includes, but is not limited to, statements about the benefits of the business combination of Crompton and Great Lakes, including future financial and operating results, the combined companies’ plans, objectives, expectations and intentions and other statements that are not historical facts.  The following factors, among others, could cause actual results to differ from those included in the forward-looking information:  the risk that the businesses will not be integrated successfully; the risk that the cost savings and other synergies from the transaction may not be fully realized or take longer to realize than anticipated; the inability to achieve cash flow synergies; disruption from the transaction that makes it more difficult to maintain relationships with employees, customers or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain regulatory approval of the transaction on the proposed terms and schedule; and the failure of the stockholders of either Crompton or Great Lakes to approve the transaction.

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[GRAPHIC]

[LOGO]

Proposed Merger:

Great Lakes and Crompton

March 9, 2005

[LOGO]

How Did We Get Here?

•                  We began evaluating our strategy for Great Lakes 24 months ago

•                  The Board was very active in this process

•                  We explored numerous strategic options and even pursued some options to the point where we could determine the extent of value creation

•                  We eliminated numerous strategic alternatives based on the ability to create shareholder value in the long term

•                  In evaluating the proposed merger with Crompton:

•                  We believe this merger provides immediate value creation for our shareholders through the up-front premium and synergies to be realized over the next 18 months

•                  More importantly, we will create a larger global specialty chemicals company with a portfolio of businesses capable of delivering long-term shareholder value

Numerous Strategic Options Considered

What Does the Transaction Bring to Great Lakes?

•                  Creates third-largest U.S. specialty chemicals company

•                  Portfolio where over 60% of revenue is in high-value niche markets with leading market positions

•                  Creates #1 polymer additives franchise in the world

•                  Creates options and flexibility that operating as two separate companies would not have

•                  Creates value through synergies

Chosen Path Creates Shareholder Value

What is the Timing for this Transaction?

Three key events needed to close the transaction:

•                  Financial statements and description of transaction filed and approved by the Securities and Exchange Commission (SEC)

•                  Anti-trust clearance needed from various governmental authorities

•                  Approval of shareholders

Expect Closing of Transaction June 2005

What Should I Be Doing Now?

•                  Focus on running the business and achieving your 2005 objectives

•                  The shareholder value we create by hitting our operating plan far exceeds any other action we could take

•                  Until closing you run this company

•                  Be an active and valuable resource when asked for your input in designing the new company

•                  Share information openly and honestly

•                  Teamwork is key

•                  Avoid collusions

Clear, Focused Integration Plan

•                  Friendly merger

•                  Dedicated integration team

For Great Lakes:		For Crompton:
•	Rick Kinsley, SVP HR	•	Greg McDaniel, SVP Strategy & New Bus Dev
•	Miguel Desdin, VP & Treasurer	•	Janet Mann, VP Petroleum Additives
•	Terry Magid, VP Tax	•	Kathy McGeary, Director Supply Chain
•	Mario Mathieson, VP HR EMEA	•	Eric Wisnefsky, Treasurer

•                  Start with a clean slate and build the combined company

•                  Create best practices and establish the culture

•                  Stay focused on the businesses

•                  Identify and focus on key customers

•                  Communicate clearly

•                  Continue focused, disciplined pricing

•                  Execute on the plan with focus, tenacity and accountability

Organization Structure

Robert L. Wood

Chairman, President and CEO

Karen Osar	Myles Odaniell	Marcus	Robert Weiner	Kevin Dunn

Chief Financial	Specialty	Meadows- Smith	Supply Chain	Consumer
Officer	Chemicals		Operations	Products
Crop Protection

GLK Flame Retardants & Performance Products

GLK Polymer Stabilizers

What is Crompton?

Polymer Additives	Polymers	Crop Protection

• Plastics additives • Rubber additives • Urethane additives • Petroleum additives	• Urethane polymers • Crackless rubber (EPDM)	• Fungicides, miticides, insecticides and herbicides
• Growth regulants
• Seed treatments and surfactants

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

2004 Revenue: $1.5 bn	2004 Revenue: $334 mm	2004 Revenue: $321 mm

2004 Operating Income: $50 mm	2004 Operating Income: $51 mm	2004 Operating Income: $86 mm

• Global leader in plastics additives • # 3 global producer of rubber additives	• Among top 5 largest global suppliers of EPDM and # 3 in North America • Global leading manufacturer of castable urethane prepolymers	• Worldwide leader in seed treatment and miticides • Focus on niche applications for high value crops

Summary

•                  Exciting times

•                  Opportunity to create shareholder value

•                  Defining transaction in the chemical sector

•                  Opportunity for you to be part of something great

A New Company … A New Beginning

Q&A Session

•                  Dial *1 on your telephone keypad to ask a question